For period ending June 30, 2001							Exhibit 77D and 77 Q.1

File number 811-3504


Investment Policy Changes

The Funds board approved modifications to the Funds investment policies as a result of a new rule promulgated by the Securities and Exchange Commission. This rule generally requires a fund with a name suggesting that it focuses on a particular type of investment to invest at least 80% of its net assets plus the amount of any borrowing for investment purposes in the type of investment suggested by its name. The investment policy changes became effective on April 8, 2002. These changes are not expected to affect materially portfolio management.

The new 80% policy has been adopted as a fundamental investment policy. This means that this investment policy may not be changed
by the Funds board without shareholder approval.   The Fund will
interpret these new policies as if the following phrase appeared immediately after the words net assets: plus the amount of any borrowing for investment purposes. If subsequent to an investment, the Funds 80% policy is no longer met e.g., a fund receives a very large influx of cash to invest from new shareholders, then under normal circumstances, the Funds future investments would be made in a manner that would bring the Funds investments back in line with the 80% threshold.

RMA Tax-Free Fund

Under normal circumstances, the fund will invest at least 80% of its net assets in investments the income from which is exempt from federal income tax. The fund invests primarily in money market instruments issued by states, municipalities, public authorities and other issuers, the interest on which is exempt from federal income
tax municipal securities.   Under normal market conditions, the fund
intends to invest in municipal securities that pay AMT exempt interest that is, interest that is not an item of tax preference for purposes of the federal alternative minimum tax AMT. However, the fund may invest in securities that pay interest that is subject to the AMT if, in UBS Global AMs judgment, market conditions warrant; however, under normal circumstances, the fund may invest only up to 20% of its net assets in municipal securities that pay interest that is an item of tax preference for purposes of the AMT.